Exhibit 17.1
Confidential treatment requested. Confidential portions of this document have been redacted and filed separately with the Securities and Exchange Commission.

To the Board of Directors TVIA, Inc. 4001 Burton Drive Santa Clara, CA 95054	12 September, 2007
Gentlemen:
     I was asked to join the Board of TVIA in March 2007. In May 2007, I was also asked to assume a part-time senior management role in the company to provide an independent outside director view as well as a third signature on all documents to be filed with the SEC, due to the company auditor’s lack of confidence in the present CEO.
     My assignment relating to a third, confirming signature on SEC filings has become irrelevant as the Company has no qualified CFO, no auditor, no ability to produce audited financial statements and no management team capable of correcting the above deficiencies. As a consequence, I resigned from that position in August 2007.
     I have presented a proposal to the Board outside directors for consideration at the board meeting of 7 September 2007. The proposal was not considered by the board or by the outside board directors. This proposal was presented as a detailed statement to the outside directors of the Board, a copy of which is attached to this letter, explaining what all of you know to be the deficiencies in the current CEO, why continuation on the path the Company has been following is unacceptable, and proposing an immediate change in the top management structure of the Company as well as other corrections. I believe the implementation of any plan to remove and replace the dysfunctional senior management of the Company has been thwarted by the opposition cast by Dr. Baichuan Du, and Mr. David B. Levy
     Under the circumstances I feel I have fully discharged to the best of my abilities my fiduciary duties to the Company, its creditors and its shareholders. Having been unable to effect any of the corrective actions that are clearly required, and seeing no possibility of the Board forming an operating majority of Directors with the will to effect such changes, I feel it necessary for me to resign from the Board, including my posts as member of the Nominating Committee and the Audit Committee.

Celso Azevedo	1

     Item 5.02 of Form 8-K, dealing with the departure of directors and other matters, states that if a “director has resigned because of a disagreement with the registrant, the following information should be disclosed: date of such resignation, any positions held by the director on any committee or the board, and a brief description of the circumstances representing the disagreement”.
     I therefore am tendering my resignation with the understanding that this letter of resignation, along with the attached memorandum, will be filed as exhibits to the Form 8-K filing as required as a result of my resignation.
     It is my hope that bringing these matters in the open to the shareholders and creditors of the Company will create the necessary outside pressures to accomplish the restructuring of management that I have been unable to effect as a member of the Board.
Very truly yours,
Celso Azevedo
Sent by email to all board directors:
•	Baichuan Du,

•	Bruce Berkoff,

•	David B. Levi,

•	Eli Porat,

•	Tom Oswold,
and by registered mail to the company headquarters, addressed to the Chairman and CEO, Eli Porat.

Celso Azevedo	2

TVIA BOARD OF DIRECTORS MEMORANDUM

FROM:	CELSO AZEVEDO
TO:	BRUCE BERKOFF
BAICHUAN DU
DAVID LEVI
TOM OSWOLD

DATE:	7 September, 2007
1	CEO Track Record
The following is a factual track record of the TVIA CEO for the last 6 years:
•	The CEO has been with TVIA since 2001, when apparently the company had some $40 to $45 million in the bank;

•	In a recent meeting with potential investment bankers, the CEO stated that the company had raised a total of some $75-80 million;

•	The company has now just under $ * * * in the bank;

•	* * *

•	The company has some $ * * * in financial liabilities; and

•	In summary, the CEO has run through some $80 million and * * *.
In the most recent months, the company had to deal with the following issues, all generated during the tenure of the CEO:
•	An audit investigation that cost the company $ * * *;

•	A stock option plan which was out of control, including with allegations of backdating of options — it took Jay Parkhill, external counsel, over two months to fix it;

•	A sales team that for over two years was committing seemingly criminal acts against the company, without being detected;

•	The company had $ * * * in vacation liabilities;

•	The company went through a class action law suit that cost D&O insurers $ * * * and another $ * * * in legal expenses;

•	As a consequence, the D&O insurance just went from $ * * * last year to $ * * *;

•	The company was sued by a group of PIPE investors and had to convert millions in equity to debt obligations in order to settle the suit; a huge payment on that debt is due in September 2007.

•	The company had a trade secret litigation which was just resolved;

•	* * *;

* * * = Confidential treatment requested.

•	The company was de-listed from the NASDAQ;

•	* * *;

•	* * *;

•	* * *;

•	The Company’s became incapable of providing audited financial statements, and

•	The company’s auditors resigned.
2	Recommendations
Based on the points made above, it is recommended that the board of directors take the following decisions at its meeting of August 27, 2007:
•	The CEO should be relieved from his management responsibilities related to the daily executive management of the company, and stay solely in his position as a board director and chairman of the board;

•	The board could also nominate a new chairman, if it so desires;

•	* * *;

•	* * *;

•	Outside counsel will report to the board;

•	The board will select outside counsel to advise the company going forward;

•	The daily management of the company should be delegated to two vice-presidents, who would be the following, with respective responsibilities:
•	* * *, responsible for the technological developments taking place in the company, specifically * * *;

•	* * *, to be responsible for the daily management of services and administration, including finance, legal, administration, and US sales;
•	The board of directors would immediately search for a temporary CEO experienced in turnaround situations;

•	In the meantime, the two vice presidents would report directly to the board of directors or to an executive committee of the board, to be created under the advice of outside legal counsel, to avoid any issues or confusion of responsibilities between their roles as board directors and executive committee;

•	The board or the executive committee, as decided by the board, will meet weekly with the two vice presidents and will govern their actions for that week;

•	The full board of directors, in case an executive committee is created, will meet once a month and consider the reports of the executive committee and two vice presidents;

* * * = Confidential treatment requested.

•	The board should appoint * * * to fill a position in the board, as someone with experience on the industry, and who was already interviewed by the CEO and two other board directors;

•	The two vice presidents will have the following personnel reporting to them (all other US personnel should be terminated):
•	Reporting to * * *- the following two personnel would report to * * *, being responsible for all activities related to finance, legal, administration and shipments:
•	* * *

•	* * *
•	Reporting to * * *: the following technology personnel would continue to report to * * *, continuing with the same areas of activity they are currently doing:
•	* * *

•	* * *

•	* * *

•	* * *
•	The costs of salaries for these personnel would be as follows:
* * *
•	Other costs related to the US, which would also have to be incurred, would be as shown on the table below;

•	* * *;

•	* * *;

•	* * *;

•	The total company monthly expenses would then run at the levels shown on the following table, resulting in * * * until the end of 2007.
* * *

* * * = Confidential treatment requested.